SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                            THE KEITH COMPANIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    487539108
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                                   Aram Keith,
                               19 Technology Drive
                            Irvine, California 92618
                                 (949) 923-6000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 15, 2005
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 487539108                    13D

1 NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Aram H. Keith and Margie R. Keith Revocable Trust dated October 23, 1989
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)[_]
                                                                        (b)[_]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

               N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e)                                                           [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     The Aram H. Keith and Margie R. Keith Revocable Trust dated October 23, 1989 is a trust established under the laws of the State of California.
--------------------------------------------------------------------------------

            NUMBER OF                    7     SOLE VOTING POWER
            SHARES
            BENEFICIALLY                       0
--------------------------------------------------------------------------------
            OWNED BY                     8     SHARED VOTING POWER
            EACH
            REPORTING                          0
            PERSON WITH
--------------------------------------------------------------------------------
                                         9     SOLE DISPOSITIVE POWER

                                               0
--------------------------------------------------------------------------------
                                         10    SHARED DISPOSITIVE POWER

                                               0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

               00
--------------------------------------------------------------------------------

     This Amendment No. 1 (the "AMENDMENT") to the Schedule 13D is being filed on behalf of the undersigned Reporting Person to amend the Schedule 13D filed with the Securities and Exchange Commission on February 12, 2002 (the "SCHEDULE 13D"), relating to shares of common stock, par value $0.001 per share, of The Keith Companies, Inc.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     The information contained in Item 5(a) - (e) of the Schedule 13D is hereby amended and restated in its entirety as follows:

     (a) The Reporting Person beneficially owns no shares of common stock of the Issuer by virtue of the conversion of its shares of common stock into the right to receive the merger consideration set forth in that certain Agreement and Plan of Merger, dated as of April 14, 2005, and as amended May 9, 2005 (the "Merger Agreement") by and among the Issuer, Stantec Inc., and Stantec Consulting California Inc. Following the effective time of the merger, the Reporting Person is not deemed to own any shares of common stock. Immediately prior to the effective time of the Merger the Reporting Person owned 1,416,217 shares of common stock of the Issuer.

          (b) Not applicable.

          (c) None.

          (d) Not applicable.

     (e) As of the effective time of the merger on September 15, 2005, the Reporting Person ceased to be a beneficial owner of any of Issuer's common stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Other than as described herein, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any other person, with respect to the securities of the Issuer.

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  September 21, 2005

                                        ARAM H. KEITH AND MARGIE R. KEITH
                                        REVOCABLE TRUST DATED OCTOBER 23, 1989

                                        By:  /s/ Aram H. Keith
                                        ----------------------------------------
                                        Name:    Aram H. Keith
                                        Title:   Trustee


                                        By:  /s/ Margie R. Keith
                                        ----------------------------------------
                                        Name:    Margie R. Keith
                                        Title:   Trustee